EXHIBIT (c)(v)

Announcement Entitled

QTC announces mid year review of its 2010-11 Indicative Borrowing Program

MEDIA RELEASE Embargo: 4.30pm AEST 2 February 2011

QTC announces mid-year review of its 2010-11 Indicative Borrowing Program

Queensland Treasury Corporation (QTC), the Queensland Government’s central financing authority and financial risk management adviser, has revised its estimated borrowing requirement for the 2010-11 financial year down by $3 billion to $15 billion, following the release of the Queensland State Budget Mid-Year Fiscal and Economic Review (www.treasury.qld.gov.au) on 28 January 2011.

The borrowing estimate comprises a net $3 billion in new funding to meet the capital works and asset procurement requirements of the Queensland public sector, plus an additional $12 billion required to refinance maturing debt (see attachment for further details).

The decrease in the borrowing requirement has occurred as a result of proceeds received from the sale of State assets, plus grants committed by the Australian Government to help fund the reconstruction of public assets damaged or destroyed in the floods that recently impacted the State. The borrowing requirement would have been reduced even further had not QTC taken the opportunity to pre-fund certain loans required by its public sector clients next financial year (thereby reducing the need to borrow in 2011-12).

Capital expenditure in the State this year, including local authorities, is expected to be more than $16 billion, with the debt portion of $3 billion to be funded by QTC.

Review of 2010–11 funding activity to January 2011

QTC’s funding focus during the first half of 2010-11 was to establish liquid A$ benchmark bond lines guaranteed solely by the Queensland State Government in preparation for the 31 December 2010 withdrawal of the Australian Government guarantee (AGG) on new debt issuance. Through new raisings and consolidations from existing AGG bond lines, QTC established seven new State Government guaranteed (SGG) A$ benchmark bond lines to fill maturity gaps and complement existing AGG maturities.

As at 31 January, QTC had raised approximately $3 billion towards its 2010-11 borrowing program with funding sourced through term debt and commercial paper issuance. Liquidity was enhanced as a direct result of the cash generated from the State’s asset sales program.

GPO BOX 1096, BRISBANE QLD AUSTRALIA 4001

T 07 3842 4600 · F 07 3221 4122 · WWW.QTC.QLD.GOV.AU

The change in outstandings to date for QTC’s funding facilities since 30 June 2010 is:

Funding facility	31 January 2011	30 June 2010	Change
	A$M	A$M	A$M
Domestic benchmark bond	59,230	56,984	2,246
Global benchmark bond	2,793	3,689	(896)
Capital indexed bond**	763	736	27
Domestic non-benchmark bond	577	589	(12)
Euro medium-term note (EMTN)	865	909	(44)
Commercial paper	1,725	3,972	(2,247)
Total	65,953	66,879	(926)

**	includes capital indexation

Outlook for future funding requirements

The balance of funding for this financial year (approximately $12 billion) is expected to be raised through the issuance of a combination of benchmark bonds, medium-term notes and commercial paper as QTC continues to grow its State Government guaranteed bond outstandings.

QTC’s indicative borrowing program for financial year 2011-12 is scheduled for release in June 2011.

ENDS

For further enquiries, please contact:

Richard Jackson, General Manager, Funding & Markets. Ph: +61 7 3842 4770

Mike Gibson, Director, Funding & Markets. Ph: +61 7 3842 4775

QTC Media Release attachment (2 February 2011)

Mid Year Update

QTC 2010-11 Indicative Borrowing Program

Borrowing details	2010-11 Mid-year Update	2010-11 Original
	A$M	A$M
New borrowings:
Capital works and asset procurement	3,605	12,947
Funding in advance of client borrowings	(825)	(5,674)
Total new borrowing	2,780	7,273
Refinancing of maturing debt:
Term debt	8,168	8,568
Commercial paper[1]	3,972	2,237
Total refinancing	12,140	10,805

TOTAL BORROWING PROGRAM[2]	14,920	18,078

1	Commercial paper outstanding as at 30 June 2010.
2	Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.